Filed Pursuant to Rule 424(b)(3)

Registration No. 333-206017

CNL HEALTHCARE PROPERTIES II, INC.

STICKER SUPPLEMENT NO. 3 DATED JULY 25, 2016

TO THE PROSPECTUS DATED MARCH 2, 2016

This sticker supplement no. 3 is part of, and should be read in conjunction with, our prospectus dated March 2, 2016, our supplement dated May 11, 2016 and our supplement dated July 11, 2016. Unless otherwise defined herein, capitalized terms used in this sticker supplement have the same meanings as prescribed to them in the prospectus.

The purpose of this sticker supplement is to disclose:

•	the authorization of cash distributions and stock dividends on shares of our common stock;

•	information regarding the tax treatment of stock dividends;

•	an update to our risk factors; and

•	an update to our prior performance information.

Distributions Authorized

On July 15, 2016, our board of directors authorized cash distributions on the outstanding shares of all classes of our common stock based on monthly record dates of August 1, 2016 and September 1, 2016, in monthly amounts equal to $0.035 per share, less class-specific expenses with respect to each class. We expect to pay the cash distributions during the first two weeks after September 1, 2016, though not on the same date that a stock dividend is issued.

Also on July 15, 2016, our board of directors authorized stock dividends on the outstanding shares of all classes of our common stock based on monthly record dates of August 1, 2016 and September 1, 2016, in the amount of 0.001881250 shares of common stock per month. Stock dividends are issued in the same class of shares as the shares on which the stock dividend was declared. We expect to issue the stock dividends during the first two weeks after September 1, 2016, though not on the same date that a cash distribution is paid.

Tax Treatment of Stock Dividends

We will not issue stock dividends on the same date that cash distributions are paid. Although not free from doubt, we believe that any stock dividends should be tax-free transactions for U.S. federal income tax purposes under Section 305(a) of the Code, and the adjusted tax basis of each share of “old” and “new” common stock should be computed by dividing the adjusted tax basis of the old common stock by the total number of shares, old and new. The holding period of the common stock received in such non-taxable distribution is expected to begin on the date the taxpayer acquired the common stock on which such stock dividend is being made. Stockholders should consult their own tax advisors regarding the tax consequences of any stock dividends.

Updates to Risk Factors

The following risk factors replace and/or supplement the risk factors in the section entitled “Risk Factors.”

Investors’ economic and voting interest in us will be diluted by our issuance of stock dividends prior to their investment in us.

We intend to issue stock dividends to supplement our payment of cash distributions. However, we do not currently intend to change our offering price during the term of this offering. Therefore, investors who purchase our shares early in this offering, as compared with later investors, will receive more shares for the same cash investment as a result of any stock dividends not received by later investors. Because later investors will own fewer shares for the same cash investment compared with earlier investors, and therefore be diluted compared to earlier investors, they are at greater risk of loss and will have a smaller voting interest.

The actual value of shares that we repurchase under our redemption plan may be substantially less than what we pay.

Under our redemption plan, until our board of directors approves an estimated net asset value per share, as published from time to time in an Annual Report on Form 10-K, a Quarterly Report on Form 10-Q and/or a Current Report on Form 8-K publicly filed with the Commission, the price for the repurchase of shares shall be equal to the “net investment amount” of our shares, which will be based on the “amount available for investment/net investment amount” percentage shown in our estimated use of proceeds table. For each class of shares, this amount will equal $10.00 per share, which is the offering price of our shares, less the associated selling commission and the dealer manager fee and estimated organization and offering expenses other than the annual distribution and stockholder servicing fees. Once our board of directors approves an estimated net asset value per share, the price for the repurchase of shares shall be equal to the then-current estimated net asset value per share. These prices may not accurately represent the current value of our assets per share of our common stock at any particular time and may be higher or lower than the actual value of our assets per share at such time. Accordingly, when we repurchase shares of our common stock, the actual value of the shares that we repurchase may be less than the price that we pay, and the repurchase may be dilutive to our remaining stockholders. Moreover, until we announce an estimated net asset value per share of our common stock, shares received as a stock dividend will be redeemed at the then-current “net investment amount” of our shares disclosed in this prospectus, even though we received no consideration for the shares.

Prior Performance of the Advisor and its Affiliates

The following sentence replaces first sentence of the third paragraph in in the section entitled “Prior Performance of the Advisor and its Affiliates.”

CNL Realty Corporation, organized in 1985 and for which Mr. Seneff was one of two stockholders until it was dissolved in 2015, served as the corporate general partner, and Mr. Seneff served as one of two individual general partners, of the 18 CNL Income Funds until 2005.